Exhibit 10.8(h)

                                                             March 30, 1995




Mr. John E. Luth



Dear Mr. Luth:

     This letter agreement (the "Agreement") sets forth all of the understandings and agreements between you and Continental Airlines, Inc. ("Continental") and its affiliates relating to (1) the termination of your employment with Continental, (2) the resignation from your position as Senior Vice-President and Chief Information Officer of Continental and (3) your retention as a consultant to Continental. You and Continental hereby agree that the effective date of the termination of your employment with Continental will be March 31, 1995 (the "Termination Date") but that you shall retain your title and position as Senior Vice-President and Chief Information Officer of Continental until May 31, 1995. It is intended that the arrangements set forth herein will fully close out all relationships between you and Continental. You understand and agree that there are no other commitments, express or implied, by Continental or any of its affiliates, except those set forth in this Agreement and that this Agreement supersedes any and all previous agreements, either written or verbal, between you and Continental, including, without limitation, the April 16, 1993 employment agreement.

     Upon the Termination Date, you shall be entitled to any benefits or rights you have earned under the terms of any employee benefit plans by which you were covered during your employment in accordance with the terms of those plans applicable to your termination of employment. On and after the Termination Date, you shall accrue no further benefits under said plans, except as specifically provided herein.

     In addition, Continental is offering you the benefits set forth in this Agreement in recognition of your termination of employment. Continental intends that the benefits being offered hereby will fully close out the relationship between Continental and its affiliates and you, and any possible claims arising from or through that relationship. Consequently, Continental is making the benefits described in this Agreement available to you only on the conditions that you sign and return this Agreement, by which you elect to conclude the relationship on this mutually satisfactory basis.

     You understand that you will be receiving the benefits discussed in this Agreement as consideration for signing and returning the Agreement, by which you agree to terminate your relationship with Continental and to abide by the other obligations described herein. You also understand and agree by signing this Agreement that there are no other commitments, express or implied, by Continental or any of its affiliates other than those set forth in this Agreement.

I.   Benefits

     The benefits being offered to you are as follows:

     1. Continental will pay you a lump sum amount equal to $741,404 upon this Agreement becoming effective, enforceable and irrevocable in accordance with its terms on the Effective Date (as defined in Section V, paragraph 14 hereof).

     2. For a period of two and one-half years following the Termination Date, you will continue in Continental's group insurance programs (including long-term disability insurance and group term life insurance at the normal rate - one-half current annual salary) or be provided substantially comparable benefits, unless you accept other employment that provides such comparable benefits. Your entitlement to benefit continuation pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 shall commence at the end of such period.

     3. For two and one-half years after the Termination Date, and subject to your surrender of all annual pass cards in your possession to Continental (in accordance with Section V, paragraph 12 hereof), you and your eligible family members shall be entitled to pass privileges on Continental Airlines of the same type and priority as you received prior to the Termination Date, subject to any changes in policy generally applicable to officers of Continental Airlines still in the employ thereof. Passes shall be issued upon individual requests directly to the Continental Airlines pass bureau.

     4. Continental shall indemnify you against all losses, including legal fees and expenses, arising from claims against you in connection with your good-faith execution of your employment with Continental, to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     5. If you are liable for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 with respect to any benefits received by you pursuant to this Agreement, Continental agrees to indemnify you for the amount of such excise tax (and any penalties associated therewith) and for the income, excise and employment taxes imposed on you with respect to any payment pursuant to this paragraph 5. If any claim for tax is asserted by any taxing authority against you that, if successful, would result in indemnification by Continental under this paragraph 5, you agree to promptly notify Continental in writing of such fact. You agree not to settle, compromise, abandon or pay any such claim without Continental's prior written consent. You agree that Continental will have the right to control all aspects of dealings with the Internal Revenue Service and any litigation related to such claim. If any such claim is made by any taxing authority, Continental agrees to prosecute any contest or settlement of such claim diligently.

     6. Continental agrees to provide you with the outplacement services of Reedie & Co., Inc., on terms and conditions Continental usually provides to departing senior executives, for a period of up to six months from either the Termination Date or the date of the termination of your consulting arrangement with Continental, as you may elect.

II.  Consulting Period from Termination Date Through August 1, 1995

     During the consulting period from the Termination Date through August 1, 1995:

     1. You will render consulting services to Continental. You will devote yourself substantially to the full-time performance of the duties requested of you by the executive officer to whom you reported immediately prior to the Termination Date.

     2. You shall be paid semi-monthly in arrears at a per annum rate of $350,000 through May 31, 1995. From June 1, 1995, through July 31, 1995, you shall be paid semi-monthly in arrears at a per annum rate of $175,000.

     3. You shall not be eligible for any bonus under any Continental bonus program currently in effect. You also waive the right to receive any future compensation which may be awarded to other executives of Continental on or after the Termination Date under any existing or new arrangements of Continental.

     4. Continental will pay to you $247,135 on the date that the final documents memorializing the GE and Boeing deals are executed, but in any event not later than May 31, 1995.

     5. If the final documents memorializing the GE and Boeing deals are executed on or before August 1, 1995, you have the option to terminate your consulting arrangement with Continental upon the date of such execution (or any date thereafter prior to August 1, 1995), upon which termination you would cease to earn the amount which would otherwise be payable to you under Section II, paragraph 2 above.

     6. Continental may terminate your employment and pay you no further amounts (other than amounts already accrued) under Section II, paragraph 2 above at any time as a result of your death, disability (resulting in your failure to perform your duties to Continental on a substantially full-time basis for over 60 days within any 120-day period) or your willful misconduct or gross neglect of duty.

III. Restrictive Covenants

     All payments and benefits due to you hereunder shall be subject to your compliance with the following provisions during the period of your consulting arrangement with Continental and for a period ending one year after the termination of your consulting arrangement:

     1. You shall, upon reasonable notice, furnish such information and proper assistance to Continental and its affiliates as may reasonably be required in connection with any litigation in which it or any of its affiliates is, or may become, a party.

     2. You will not discuss with any other employee of Continental or its affiliates the formation or operations of any business intended to compete with Continental or its affiliates, or the possible future employment of such other employee by any business.

     3. Any public statements made by you concerning Continental or its affiliates, officers, directors or employees shall be submitted for approval in writing from Continental's public relations and legal departments.

     If you fail to comply with the above obligations, Continental may cease extending benefits to you and may recover by appropriate action instituted in any court of competent jurisdiction any severance payments made hereunder theretofore paid to you.

IV.  General Release and Waiver

     1. YOU AGREE TO RELEASE, REMISE, ACQUIT AND DISCHARGE CONTINENTAL AND ITS AFFILIATES AND ITS AND THEIR RESPECTIVE DIVISIONS, OFFICERS, DIRECTORS, CONTROLLING PERSONS, AGENTS, EMPLOYEES, CONSULTANTS, INDEPENDENT CONTRACTORS, ATTORNEYS, ADVISERS, SUCCESSORS AND ASSIGNS, JOINTLY AND SEVERALLY, FROM ANY AND ALL CLAIMS, KNOWN OR UNKNOWN, WHICH YOU, YOUR HEIRS, SUCCESSORS, OR ASSIGNS HAVE OR MAY HAVE AGAINST ANY OF SUCH PARTIES AND ANY AND ALL LIABILITY (INCLUDING ANY CLAIMS UNDER THE APRIL 16, 1993 EMPLOYMENT AGREEMENT) THAT ANY OF SUCH PARTIES MAY HAVE TO YOU WHETHER DENOMINATED CLAIMS, DEMANDS, CAUSES OF ACTION, OBLIGATIONS, DAMAGES OR LIABILITIES ARISING FROM ANY AND ALL BASES, HOWEVER DENOMINATED, INCLUDING BUT NOT LIMITED TO CLAIMS OF DISCRIMINATION UNDER THE U.S. AGE DISCRIMINATION IN EMPLOYMENT ACT, TITLE VII OF THE UNITED STATES CIVIL RIGHTS ACT OF 1964, 42 U.S.C. PARAGRAPH 1981, V.T.C.A., LABOR CODE PARAGRAPH 21.051(1) OR ANY OTHER TEXAS LAW, OR ANY OTHER U.S. FEDERAL, STATE, OR LOCAL LAW OR ANY OTHER LAW, RULE, OR REGULATION OR WORKERS' COMPENSATION OR DISABILITY CLAIMS UNDER ANY SUCH LAWS. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, THIS RELEASE IS NOT INTENDED TO INTERFERE WITH YOUR RIGHT TO FILE A CHARGE WITH THE U.S. EQUAL EMPLOYMENT OPPORTUNITY COMMISSION IN CONNECTION WITH ANY CLAIM YOU BELIEVE YOU MAY HAVE AGAINST CONTINENTAL OR ANY OF ITS AFFILIATES. HOWEVER, BY SIGNING AND RETURNING THIS AGREEMENT, YOU AGREE TO WAIVE THE RIGHT TO RECOVER IN ANY PROCEEDING YOU MAY BRING BEFORE THE U.S. EQUAL EMPLOYMENT OPPORTUNITY COMMISSION OR IN ANY PROCEEDING BROUGHT BY THE U.S. EQUAL EMPLOYMENT OPPORTUNITY COMMISSION ON YOUR BEHALF. THIS RELEASE RELATES TO CLAIMS ARISING FROM AND DURING YOU RELATIONSHIP WITH CONTINENTAL AND ITS AFFILIATES, OR AS A RESULT OF THE TERMINATION OF SUCH RELATIONSHIP. THIS RELEASE IS FOR ANY RELIEF, NO MATTER HOW DENOMINATED, INCLUDING BUT NOT LIMITED TO WAGES, BACK PAY, FRONT PAY, COMPENSATORY DAMAGES OR PUNITIVE DAMAGES. YOU FURTHER AGREE THAT YOU WILL NOT FILE OR PERMIT TO BE FILED ON YOUR BEHALF ANY SUCH CLAIM. THIS RELEASE SHALL NOT APPLY TO THE OBLIGATIONS SET FORTH IN THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, THE INDEMNIFICATION FOUND IN SECTION I, PARAGRAPH 4) OR ANY OTHER CLAIMS THAT MAY ARISE AFTER THE DATE ON WHICH YOU SIGN THIS AGREEMENT.

     2. YOU EXPRESSLY ACKNOWLEDGE THAT THE BENEFITS BEING OFFERED TO YOU HEREBY CONSTITUTE VALUABLE CONSIDERATION FOR THE FOREGOING GENERAL RELEASE AND WAIVER.

V.   General Provisions

     1. No Admission. This Agreement does not constitute an admission of liability of any kind by Continental or any of its affiliates.

     2. Assigns. (a) This Agreement is personal to you and, without the prior written consent of the Board of Directors of Continental, shall not be assignable by you otherwise than by will or the laws of descent and distribution.

     (b) The terms of this Agreement shall be binding and inure to the benefit of Continental and its affiliates and their respective successors and assigns.

     3. Entire Agreement. This Agreement constitutes the entire understanding between you and Continental and its affiliates with respect to the subject matter hereof, and supersedes all prior understandings, written or oral. The terms of this Agreement may be changed, modified or discharged only by an instrument in writing signed by the parties hereto.

     4. Governing Law. This Agreement shall be construed, enforced and interpreted in accordance with applicable Federal law and the laws of the State of Texas without reference to its principles of conflicts of law.
The parties hereto agree that in the event either party brings an action or proceeding to enforce such party's rights under this Agreement, the prevailing party in such action or proceeding shall be entitled to receive from the other party an amount equal to the prevailing party's reasonable attorney's fees and expenses incurred as a result of such action or proceeding.

     5. Taxes. All payments hereunder shall be subject to, and reduced by, any applicable withholding taxes. Continental believes that you are not subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986 with respect to any amounts payable hereunder. If any claim for tax is asserted by any taxing authority against you that, if successful, would result in indemnification by Continental under Section I, paragraph 5, Continental agrees to prosecute any contest or settlement of such claim diligently. You agree not to file any returns or reports, or otherwise take any positions, with applicable taxing authorities that are inconsistent with that belief. The obligations of Continental pursuant to this Agreement are conditioned on your compliance with the preceding sentence.

     6. Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original.

     7. Right to Contract. You represent and warrant to Continental and its affiliates that you have no obligation to any other person or entity that would affect or conflict with any of your obligations hereunder, and that the complete performance of your obligations hereunder will not violate any contract by which you are bound.

     8. Enforceability. The failure of either party at any time to enforce any of the provisions of this Agreement or to require performance by the other party of any provision hereof shall not be construed to be a waiver of such provisions or to affect the validity of this Agreement, or of any part hereof, or of the right of either party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

     9. Confidentiality. You shall treat this Agreement as confidential and will not disclose its existence or contents except as may be required by applicable law.

     10. Notices. Written notices required or furnished under this Agreement shall be sent to the following addresses:

     to Continental:               Continental Airlines, Inc.
                                   2929 Allen Parkway, Suite 2010
                                   Houston, Texas  77019
                                   Attention:  Corporate Secretary

     to you:                       Mr. John E. Luth
                                   Information to be treated confidentially by Continental Airlines, Inc.

     Notices shall be effective on the first business day following receipt thereof. Notices sent by mail shall be deemed received on the date of delivery shown on the return receipt.

     11. Severability. If any provision of this Agreement is determined to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. The unenforceability or invalidity or any provision of this Agreement, or any part thereof, shall not render any other provision of this Agreement invalid or unenforceable.

     12. Return of Property. Except as is otherwise specifically provided in this Agreement, upon your Termination Date (or, if necessary, upon the termination of your consulting arrangement with Continental), you will return to Continental and its affiliates, immediately, any personal property of Continental and its affiliates such as keys, company credit cards and any annual pass cards. You shall not charge any additional amounts on any company credit card.

     13. Payments. The payments made to you hereunder will not constitute compensation for any purpose under any retirement, profit-sharing, pension, stock bonus or similar plan or arrangement maintained by Continental or any of its affiliates.

     14. Knowing and Voluntary Waiver; Right to Consider and Revoke. (a) You understand that you may consider whether to agree to the terms contained herein for a period of twenty-one days after the date hereof. Accordingly, you may sign and return this Agreement by April 20, 1995 to acknowledge your understanding of and agreement with the foregoing. Prior to your signing this Agreement, you are advised to consult with an attorney.

     (b) This Agreement will become effective, enforceable and irrevocable seven days after the date on which you sign it (the "Effective Date"). During the seven-day period prior to the Effective Date, you may revoke your agreement to accept the terms hereof by indicating in writing to Continental your intention to revoke. Of course, if you exercise your right to revoke hereunder, you will forfeit your right to receive of the benefits offered to you under this Agreement.

                                   Very truly yours,


                                   CONTINENTAL AIRLINES, INC.


Date:  March 31, 1995              By:  /s/ Gordon M. Bethune
                                        Gordon M. Bethune
                                        President and
                                        Chief Executive Officer

Acknowledged and Accepted:


/s/ John E. Luth                   Date:  March 30, 1995
John E. Luth